

Mail Stop 7010

July 31, 2006

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

> **Re: Ciba Specialty Chemicals Holding Inc.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed February 1, 2006**
> **File No. 333-56040**

Dear Mr. Jacobi:

We have reviewed the financial statements and related disclosures in your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects., page 39

Summary, page 41

1. We note in your press releases dated January 31, 2006 and April 27, 2006, you include a discussion of management's outlook as to the impact current trends, events uncertainties, etc. are expected to have on future results. Please include such

disclosure in operating and financial review and prospects in future filings. Refer to Sections 501.02 and 501.12 of the Financial Reporting Codification for guidance.

2. In future filings, please expand your Project Shape disclosures to discuss the reasonably likely material effects of your restructuring activities on future cash flows, including quantification of these effects and when these effects are expected to be realized. Please also state the periods in which material cash outlays are expected to occur, the expected amounts and the expected source of funding. Refer to SAB Topic 5:P.4 for guidance.

Critical Accounting Policies, page 42

3. In future filings, please revise your environmental compliance and expenditures disclosure to state your historical experience with regards to your estimation of your environmental liabilities.

4. In future filings, please revise your pension and postretirement benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, rates of increase in future compensation levels, mortality rates, and health care cost trend rates.

Financial review, page 44

5. We note that during fiscal year 2005, you recognized an impairment charge of CHF 583 million for the Textile Effects reportable segment. The charge consists of CHF 377 million for property, plant and equipment; CHF 161 million for goodwill; and CHF 45 million for other intangible assets. There is a concern that investors may have been surprised by this charge, which is 15% of total stockholders' equity as of December 31, 2005 and resulted in you recognizing an operating loss for fiscal year 2005. Item 5 of Form 20-F requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

In reading your prior disclosures, there does not appear to be disclosure regarding the implications of adverse events and/or underperformance in the Textile Effects reportable segment. Specifically, in your 2004 Form 20-F, operating income margin for Textile Effects did drop from fiscal year 2002; however, it was unchanged in fiscal year 2004 from fiscal year 2003. You state that you are investing money to help Textile Effects become the low cost provider in its industry. You do note that Textile Effects continues to be presented with many challenges but do not include disclosure that indicates future results are expected to deteriorate below the levels recognized in fiscal years 2004 and 2003. Such disclosures or lack thereof may indicate to an investor that management has no uncertainties with regards to the recoverability of Textile Effects' long-lived assets. Finally, your Critical Accounting Policies section does not include any disclosure with regards to the amount of headroom between the estimated fair value and the carrying value of your reporting units and does not identify any reporting units or reportable segments in which management believes the associated long-lived assets are unrecoverable. The lack of disclosure may indicate to an investor that asset impairment is not reasonably possible.

Please clarify for us why there apparently was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Textile Effects reportable segment. Describe the specific factors considered by management in assessing the likelihood of future asset impairments.

6. It appears that your other reporting units and/or reportable segments are also exhibiting negative operational trends that could potentially lead to the impairment of long-lived assets. Specifically, we note that Coating Effects and Water & Paper Treatment have experienced decreasing operating results for all three years presented. As such, please provide us with the fair value, carrying value, headroom, and amount of goodwill allocated to each of your reporting units, except for those in the Textile Effects reporting segment, for each of the three years ended December 31, 2005 in accordance with SFAS 142. In addition, please expand your critical accounting policy disclosure for impairment testing of property, plant and equipment, goodwill and other intangible assets to include the following:
   - Comprehensive discussion of the material assumptions included in the estimation of the fair value of your reporting units and other long-lived assets;
   - Comprehensive discussion of the uncertainties associated with your material assumptions;
   - Comprehensive discussion of the risks of changes to your material assumptions;
   - A sensitivity analysis depicting the effect of a 1% change in these material assumptions; and
   - The amount of headroom for each reporting unit with declining fair values and/or fair values close to the carrying value and the amount of long-lived assets and goodwill at risk.

Please provide us with the disclosure you intend to include in future filings that addresses each of the above bullet points. Refer to Sections 501.12.b.3 and 4 and 501.14 of the Financial Reporting Codification for guidance.

7. We note that you are removing restructuring, impairment and other charges from operating income (loss) and Adjusted EBITDA, which appear to be recurring items. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the presentation of such non-GAAP performance measures. As such, please confirm to us that you will discontinue presenting such measures in future filings, or tell us why you do not believe such measures are prohibited by Item 10(e) of Regulation S-K.

8. We note that inventories are 13.6% of total assets as of December 31, 2005. In addition, inventories increased by 11.4% during fiscal year 2005, whereas net sales increased 5.6% during fiscal year 2005. We note in your 2005 Form 10-K that you attribute the increase in inventories to higher raw material prices and higher U.S. dollar exchange rate. However, in your press release dated April 27, 2006, which is included in your Form 6-K filed on May 5, 2006, you state that lower demand towards the end of fiscal year 2005 led to higher inventories. Please tell us why your Form 10-K did not also disclose this cause for the increase in inventory levels as of December 31, 2005. In future filings, please ensure that you disclose all material uncertainties and trends that may affect your future operating results or future financial condition. Refer to paragraph 303(A), Instruction 3 of Regulation S-K for guidance.

Liquidity and capital resources, page 52

9. We note your disclosure regarding the downgrading of your long-term debt rating by Moody's Investors Services in May 2005 in addition to the change for the outlook of the rating to negative. We also note your disclosure that Standard & Poor's Ratings Services also changed your outlook for your A rating to negative in August 2005. In May 2006, Standard & Poor's Ratings Services downgraded your long-term debt rating from an A- to BBB, and Moody's Investors Services further downgraded your long-term debt rating from A3 to Baa2. Your Chief Executive Officer was quoted as stating that you expected the downgrading of your long-term debt rating by Standard & Poor's Ratings Services. We remind you of the requirement to disclose prospective information in your operating and financial review and prospects when there are currently known trends, events or uncertainties that are reasonably expected to have material effects. Given this, it is unclear why the disclosure provided in the Form 20-F was not more expansive to address the expectation that your credit rating may decrease in the future periods. It is also unclear why your disclosure did not address the impact a decrease to your long-term debt ratings may have on your ability

to obtain additional financing, if needed, on your future interest rates, and on any financial debt covenants. Please confirm to us that you will provide such disclosure in future filings.

10. In future filings, please revise your table of contractual obligations as follows:
    - To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
    - To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
    - To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (a) discusses the basis for inclusion or exclusion of these obligations and (b) explicitly states the periods for which no amounts have been included in the table.

Consolidated Statements of Cash Flows, page F-5

11. Please tell us what "loans and other long-term assets" comprises and how you determined each item is an investing activity in accordance with SFAS 95.

Business Segment Data, page F-7

12. We note that your business segment data is outside of your footnotes to your consolidated financial statements. Please confirm to us that your business segment data is covered by Ernst & Young LTD's Report of Independent Registered Public Accounting Firm. In future filings, please include such information within your audited footnotes.

13. Based on your disclosures regarding your four reportable segments, it appears that your reportable segments are organized around differences in products. Furthermore, it appears that your reportable segments are the result of aggregating two or more operating segments. Your discussion within your operating and financial review and prospects regarding sales trends does not appear consistent for each of the different types of products identified within your disclosure. Finally, we note that you integrated home and personal care within the plastic additives segment and within the

water & paper treatment segment during 2004 due to a lack of critical mass for this former reportable segment. As such, please identify each of your operating segments for each of your reportable segments. If you do not believe the businesses identified in your operating and financial review and prospects are operating segments, please tell us how you arrived at such conclusion with reference to the guidance set forth in SFAS 131. If you are aggregating operating segments into reportable segments, please provide us with your analysis of paragraph 17 of SFAS 131 for each reportable segment in which you are aggregating operating segments. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended December 31, 2005 to help us understand how these business units are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one business unit and increasing for another). Finally, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.).

1. Summary of significant accounting policies, page F-14

Foreign currency translation, page F-14

14. We note for your subsidiaries that operate in highly inflationary economies you have identified either the US dollar or the Swiss franc as the functional currency. Please tell us and disclose in future filings the subsidiaries you have identified as operating in highly inflationary economies and the corresponding functional currency. If you did not identify the Swiss franc, your reporting currency, as the functional currency, please tell us how you arrived at such a conclusion. Refer to paragraph 11 of SFAS 52. If you have determined that any of these operations are immaterial, please provide us with your analysis of the quantitative and qualitative factors in SAB 99. Your quantitative analysis should consider the materiality of the revenue, operating income, net income, assets, and liabilities of these operations. Finally, please tell us any other operations outside of Switzerland where the functional currency is not the local currency, if any. If there are any other operations beyond those operating in highly inflationary economies, please provide us with your analysis of paragraphs 5-10 and Appendix A of SFAS 52.

3. Acquisitions, page F-19

15. We note you acquired Raisio Chemicals Oy on May 31, 2004 for approximately CHF 755 million, or 7% of total assets as of December 31, 2003. In future filings, please include the disclosures required by paragraphs 51 and 52 of SFAS 142. Otherwise, please tell us how you determined such acquisition was not material.

6. Property, plant and equipment, page F-20

16. We note your statement that the amounts in "other" for buildings and machinery and equipment primarily represent the CHF 377 million impairment discussed in Note 23. However, the total amount deducted from these classes, net of the removal of accumulated depreciation, is a reduction of CHF 146 million. As such, please provide us and disclose in future filings the components of "other" for these two classes of property, plant and equipment.

14. Income taxes, page F-26

17. We note that you increased your valuation allowance by CHF 229 million during fiscal year 2005, which impacted your effective tax rate by 88%. In future filings, please provide a more comprehensive disclosure within your operating and financial review and prospects that identifies the specific events that arose in fiscal year 2005 that resulted in a need for an increase in your valuation allowance during 2005 versus other prior periods. Specifically, expand upon your statement that the additional valuation allowance is primarily due to "tax loss carryforwards and on additional deferred tax assets created as a result of the Segment Textile Effects impairment." In addition, explain in sufficient detail why you believe it is more likely than not that you will be able to realize your deferred tax assets, net of valuation allowance. Please provide us with the disclosure you intend to include in future filings.

18. Please provide us with comprehensive descriptions for each of the components included in "Other" for your effective tax rate reconciliation, including why each item.

21. Commitments and contingencies, page F-38

Contingencies, page F-39

19. In comment 8 of our comment letter dated April 14, 2005, we requested that you revise the language you use to describe loss contingencies to be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. We went on to request that depending upon your determination, all other appropriate disclosures should be made and that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In your letter dated May 13, 2005, you stated, "in future filings the Company will provide appropriate disclosure according to the nature and potential significance of loss contingencies."

However, we note that you continue to disclose, "…management is of the opinion that there are no such matters pending which would be <u>likely</u> to have any material adverse effect in relation to its business, financial position, cash flows or results of operations." *Emphasis added.* Please explain to us why you did not revise your disclosure in your Form 10-K to comply with this previous comment. Please provide us with the disclosure you intend to include in future filings that is fully responsive to our prior comment.

<u>Environmental Matters, page F-39</u>

20. We note that you have determined that it is reasonably possible that you may be required to perform additional remediation at the Cell 1 landfill, which you have stated that you are unable to estimate the amount of reasonably possible loss. As you have consulted with environmental experts and held extensive discussions with local authorities, it is unclear why you are unable to estimate the amount of reasonably possible loss. Please provide us with disclosure you intend to include in future filings to clarify for investors why you are unable to estimate the reasonably possible loss.

21. Throughout your filing, you discuss your association with a number of landfills. As such, please tell us why you have not included an accounting policy for asset retirement obligations and the disclosures detailed in paragraph 22 of SFAS 143. If you determine such disclosures should have been included in your audited financial statements, provide us with the disclosures you intend to include in future filings. If you have recognized asset retirement obligations in your consolidated financial statements, please tell us the amounts recognized and the line items that capture such amounts.

<u>23. Restructuring, impairment and other charges, page F-42</u>

22. We note that you have incurred significant restructuring charges for the integration of Raisio Chemicals and the shift of Textile Effects to Asia. Please tell us how you determined that the restructuring charges related to Project Shape are not segment costs. In this regard, we note that Raisio appears primarily to be part of the Water & Paper Treatment reportable segment. We also note your statements that the Water & Paper Treatment portion of the project is on track on page 41. In addition, on page 42 you state that Project Shape is focused on the closure of certain manufacturing, production and administrative facilities and rightsizing initiatives that is mainly for the Water & Paper Treatment reportable segment. Finally, the shift of Textile Effects to Asia would appear to be directly attributable Textile Effects. Otherwise, please revise your disclosures in future filings to provide the information required by paragraph 20.d. of SFAS 146.

*   *   *   *

Michael Jacobi
Ciba Specialty Chemicals Holding Inc.
July 31, 2006
Page 9

        Please respond to these comments within 10 business days or tell us by then when
you will provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, me at (202) 551-3255, if you have questions regarding comments on the
financial statements and related matters.

                                                            Sincerely,

                                                            Nili Shah
                                                            Accounting Branch Chief